Exhibit 99.1
News release via Canada NewsWire, Calgary 403-269-7605

     Attention Business Editors:
     Penn West announces its results for the third quarter ended September
     30, 2008

     CALGARY, Nov. 11 /CNW/ - PENN WEST ENERGY TRUST (TSX - PWT.UN; NYSE -
PWE) is pleased to announce record net income and strong funds flow for the third quarter ended September 30, 2008
     -------------------------------------------------------------------------

     <<
     Financial

     -   Funds flow(1) of $662 million in the third quarter of 2008 was
         91 percent higher than the $346 million realized in the third quarter of 2007. On a per unit-basis(1) basic funds flow increased to
         $1.73 per unit in the third quarter of 2008, an increase of
         20 percent from $1.44 per unit in the third quarter of 2007.
     -   Record net income of $1,062 million ($2.78 per unit-basic) in the third quarter of 2008 compared to net income of $138 million
         ($0.57 per unit-basic) in the third quarter of 2007. The significant increase in net income in the third quarter was primarily due to gains on risk management activities. Penn West hedges a portion of its forward production to protect its balance sheet as well as a portion of its planned distribution and capital programs.
     -   The netback(1) of $43.33 per boe(2) in the third quarter of 2008 was
         33 percent higher than the third quarter of 2007.

     Operations

     -   Production averaged 190,177 boe per day in the third quarter of 2008 compared to 125,345 boe per day reported in the third quarter of
         2007.
     -   Reported crude oil and NGL production averaged 106,898 barrels per day and natural gas production averaged 500 mmcf per day in the third quarter of 2008.
     -   Capital expenditures were $232 million in the third quarter of 2008 including $6 million of net asset dispositions. A total of 98 net wells were drilled with a success rate of 98 percent.

     Business Environment

     -   In the third quarter of 2008, WTI NYMEX ("WTI") crude oil prices reached a new all time high closing above US$145.00 per barrel in
         July. Subsequent to July, turmoil in the credit markets led to concerns that world economic growth will slow and reduce global energy demand, in turn leading to a fall in WTI crude oil to US$65.00 in October 2008. WTI crude oil averaged US$118.13 per barrel for the third quarter compared to US$75.33 in the third quarter of 2007. For the first nine months of 2008, WTI crude oil has averaged US$113.44 per barrel compared to US$66.26 per barrel in the first nine months of last year.
     -   Natural gas prices have trended similarly to crude oil prices to date in 2008, increasing in the first half of the year before peaking in
         July. Concerns about a slowing North American economy and projected increases in natural gas production from the continental U.S. put pressure on natural gas prices subsequent to July. The AECO Monthly
         Index price for natural gas averaged $8.78 per GJ in the third quarter compared to $5.32 per GJ in the third quarter of 2007. For the first nine months of 2008, the AECO Monthly Index has averaged
         $8.14 per GJ compared to $6.46 per GJ in the first nine months of
         2007.

     (1) The terms "funds flow", "funds flow per unit-basic" and "netbacks"
         are non-GAAP measures. Please refer to the "Non-GAAP Measures
         Advisory" and "Calculation of Funds Flow" sections below.
     (2) Please refer to the "Oil and Gas Information Advisory" section below for information regarding the term "boe".

     Financial Markets

     -   Penn West's Board of Directors and Management have been monitoring the unusual developments in the credit markets since mid-2007 and have taken several steps to defensively position Penn West. In
         January 2008, we placed a 3-year $4.0 billion credit facility. We then completed two transactions to add to our long-term private notes which now total approximately $1.2 billion. At this time, we have approximately $1.5 billion of unutilized credit capacity. Our risk management policies have served to minimize our credit losses from troubled counterparties. We have earmarked funds flow in excess of distributions and capital expenditures to debt reduction. We remain committed to modifying business strategies as required to ensure Penn
         West's financial position remains sound.
     -   We actively hedged oil and natural gas prices for 2009 and currently have WTI collars on 30,000 barrels per day of 2009 oil production at
         US$80.00 per barrel by US$110.21 per barrel and 101,000 GJ per day of
         2009 natural gas production under collars at $7.88 per GJ by
         $11.27 per GJ. In October 2008, we monetized a portion of our crude oil financial contracts which resulted in cash proceeds of approximately $123 million. The proceeds were used to repay advances on our syndicated credit facility. In conjunction with adjusting the floor on our 2009 WTI collars, we also entered foreign exchange contracts to swap $180 million of U.S. dollar revenue for 2009 to
         Canadian dollars at an average rate of one U.S. dollar equals
         1.27 Canadian dollars to fix the Canadian dollar floor price of the collars. In November 2008, as part of our debt management strategy, we entered into interest rate swaps that fix the interest rate at
         2.27 percent on $250 million of floating interest rate debt for two years.

     Distributions

     -   Penn West's Board of Directors recently resolved to keep the Trust's distribution level at $0.34 per unit per month, for the months of
         November, December and January subject to maintenance of current forecasts of commodity prices, production levels and planned capital expenditures.

     Financing

     -   On July 31, 2008, the Company issued (pnds stlg)57 million of senior unsecured notes, through a private placement in the United Kingdom, maturing in 2018 and bearing interest of 7.78 percent. In conjunction with the issue of the notes, the Company entered into contracts to fix the principal and interest of the placement at approximately
         $114 million bearing interest in Canadian dollars at 6.95 percent.
         The Company used the proceeds to repay advances on its bank facilities.

     HIGHLIGHTS

                                Three months ended          Nine months ended
                                      September 30               September 30
                            --------------------------------------------------
                                                %                          %
                             2008      2007  change     2008      2007  change
     -------------------------------------------------------------------------
     Financial
     (millions, except
      per unit amounts)
     Gross revenues(1)   $  1,235  $    628     97  $  3,683  $  1,818    103
     Funds flow               662       346     91     2,047       983    108
       Basic per unit        1.73      1.44     20      5.49      4.13     33
       Diluted per unit      1.71      1.43     20      5.41      4.09     32
     Net income             1,062       138    670       817        48  1,602
       Basic per unit        2.78      0.57    388      2.19      0.20    995
       Diluted per unit      2.73      0.57    379      2.17      0.20    985
     Capital expenditures,
      net (2)                 232       209     11       757       909    (17)
     Long-term debt at
      period-end            3,679     1,824    102     3,679     1,824    102
     Convertible
      debentures(3)           328         -    100       328         -    100
     Distributions
      paid(4)            $    388  $    245     58  $  1,108  $    730     52
     Payout ratio(5)          59%       71%    (17)      54%       74%    (27)
     Operations
     Daily production(6)
       Light oil and NGL
        (bbls/d)           78,762    50,861     55    80,792    49,874     62
       Heavy oil (bbls/d)  28,136    21,922     28    27,646    21,937     26
       Natural gas
        (mmcf/d)              500       315     59       495       330     50
     -------------------------------------------------------------------------
     Total production
      (boe/d)             190,177   125,345     52   190,991   126,785     51
     -------------------------------------------------------------------------
     Average sales price
       Light oil and NGL
        (per bbl)        $ 110.45  $  72.62     52  $ 103.65  $  65.91     57
       Heavy oil
        (per bbl)           98.07     48.75    101     86.12     44.09     95
       Natural gas
        (per mcf)            8.49      5.86     45      8.88      7.02     26
     Netback per boe
       Sales price       $  83.23  $  52.73     58  $  79.73  $  51.81     54
       Risk management
        (loss) gain        (11.69)     0.98   (100)    (9.03)     0.43   (100)
     -------------------------------------------------------------------------
       Net sales price      71.54     53.71     33     70.70     52.24     36
       Royalties           (15.23)    (9.46)    61    (14.27)    (9.63)    48
       Operating expenses  (12.49)   (11.18)    12    (12.01)   (10.94)    10
       Transportation       (0.49)    (0.47)     4     (0.49)    (0.51)    (4)
     -------------------------------------------------------------------------
       Netback           $  43.33  $  32.60     33  $  43.93  $  31.16     41
     -------------------------------------------------------------------------
     (1) Gross revenues include realized gains and losses on commodity contracts.
     (2) Excludes business combinations.
     (3) Assumed on the Canetic and Vault acquisitions.
     (4) Includes distributions paid prior to those reinvested in trust units under the distribution reinvestment plan.
     (5) Payout ratio is calculated as distributions paid divided by funds flow.
     (6) Includes Canetic and Vault production from January 11, 2008 and
         January 10, 2008, respectively.

     DRILLING PROGRAM

                               Three months ended           Nine months ended
                                     September 30                September 30
                      --------------------------------------------------------
                               2008          2007          2008          2007
                      --------------------------------------------------------
                        Gross   Net   Gross   Net   Gross   Net   Gross   Net
     -------------------------------------------------------------------------
     Oil                  85     46     60     39    189    102    137     83
     Natural gas          97     40     41     21    202     92     95     46
     Dry                   2      2      2      2      8      8      7      6
     -------------------------------------------------------------------------
                         184     88    103     62    399    202    239    135
     Stratigraphic
      and service         10     10      8      6     36     34     27     21
     -------------------------------------------------------------------------
     Total               194     98    111     68    435    236    266    156
     -------------------------------------------------------------------------
     Success rate(1)            98%           97%           96%           96%
     -------------------------------------------------------------------------
     (1) Success rate is calculated excluding stratigraphic and service wells.

     UNDEVELOPED LANDS

                                                           As at September 30
                                                 -----------------------------
                                                   2008       2007   % change
     -------------------------------------------------------------------------
     Gross acres (000s)                           4,337      3,914        11%
     Net acres (000s)                             3,494      3,379         3%
     Average working interest                       81%        86%        (5)%
     -------------------------------------------------------------------------

     FARM-OUT ACTIVITY

                                     Three months ended     Nine months ended
                                           September 30          September 30
                                    ------------------------------------------
                                        2008       2007       2008       2007
                                    ------------------------------------------
     Wells drilled on farm-out
      lands(1)                            32         41        111        147
     -------------------------------------------------------------------------
     (1) Wells drilled on Penn West lands, including re-completions and re-
         entries, by independent operators pursuant to farm-out agreements.

     CORE AREA ACTIVITY

                             Net wells drilled for           Undeveloped land
                             the nine months ended   as at September 30, 2008
     Core Area                  September 30, 2008    (thousands of net acres)
     -------------------------------------------------------------------------
     Light oil                                  76                        718
     Heavy oil                                 100                      1,142
     Gas                                        60                      1,634
     -------------------------------------------------------------------------
                                               236                      3,494
     -------------------------------------------------------------------------

     TRUST UNIT DATA

                                Three months ended          Nine months ended
                                      September 30               September 30
                            --------------------------------------------------
                                                %                          %
     (millions of units)     2008      2007  change     2008      2007  change
     -------------------------------------------------------------------------
     Weighted average
       Basic                381.5     240.5     59     372.5     238.6     56
       Diluted              389.9     242.6     61     380.1     240.9     58
     Outstanding as at
      September 30                                     383.5     240.8     59
     -------------------------------------------------------------------------

     In January 2008, Penn West issued approximately 124.3 million trust units on the closing of the Canetic acquisition and approximately 5.6 million trust units on the closing of the Vault acquisition. In July 2008, Penn West issued approximately 3.6 million trust units on the closing of the Endev acquisition.

                           Letter to our Unitholders
     -------------------------------------------------------------------------
     >>

     We are pleased to report that in the third quarter of 2008 Penn West generated funds flow of $662 million, an increase of 91 percent over the $346 million generated in the third quarter of 2007. The increased funds flow reflects the impact of strong crude oil prices and higher year-over-year production levels. We have maintained our cash distribution at $0.34 per unit per month since February 2006 and our Board recently approved this distribution level until at least January 2009. The current distribution level resulted in a payout ratio of 59 percent for the third quarter of 2008 and a
54 percent ratio for the first nine months of 2008. Penn West's net income was just over $1 billion for the quarter primarily due to unrealized hedging gains from our risk management contracts.
     We realized strong netbacks of $43.33 per boe in the third quarter, compared to $32.60 per boe this quarter last year. In the third quarter, natural gas prices came off their yearly highs while crude oil prices began their decline after rising to record levels. The Canadian dollar also began to weaken against the U.S. dollar, partially mitigating the impact on our revenue from reduced commodity prices.
     North American capital markets, and later global capital markets, began to broadly weaken largely due to concerns regarding credit issues at some of the world's largest financial institutions. We have closely monitored the developments in the debt capital markets since mid-2007 and have been acting defensively since that time. Earlier in the year, we syndicated a 3-year $4 billion bank credit facility. We subsequently termed-out a portion of our existing bank debt through the private placement of long-term notes which, in combination with notes issued in 2007, now total approximately $1.2 billion.
The average term remaining on these notes is approximately nine years. Penn
West had approximately $1.5 billion of unutilized credit capacity as of
September 30, 2008, providing flexibility to continue the execution of our strategic and business plans for the foreseeable future.
     We invested $232 million into our asset base in the third quarter bringing our total investment to $757 million (excluding corporate acquisitions) in the first nine months of 2008. Penn West was very active during the third quarter, drilling a total of 98 net wells including 46 net oil wells and 40 net gas wells. We continue to pursue a balanced approach towards near-term production additions with long-term reserve and production growth. Approximately 20 percent of our 2008 capital budget is being directed to projects which have the potential to add significant future production and reserves however produce no immediate cash flow or production volumes. Despite the challenges posed by current commodity price levels and the state of global financial markets, it is important for us to continue our assessment of the growth potential of Penn West's asset base while still being mindful of near-term realities. Our average production for the quarter was 190,177 boe per day. Production for the quarter was impacted by a number of events including unplanned maintenance activities. We now forecast that our pro forma average 2008 production, including Canetic and Vault production from January
1, will be slightly below our previous guidance of 195,000 boe per day.

     Our management team is enthusiastic about our opportunities and has moved to implement our strategic plan which was ratified by our Board in mid-September. These strategies are focused on balancing conventional asset development with enhanced oil recovery and resource exploration. Our diverse asset base and focus on light oil will help cushion the impact of a prolonged period of financial uncertainty and economic recession. We will prudently manage Penn West by focusing our capital program on short-term, high netback development and continuing key exploration programs. We have the people, assets and balance sheet in place to weather this financial storm and prosper in the future. We believe that the best tactic we have to combat the financial turmoil is to efficiently and effectively execute our strategic plan.

     <<
     On behalf of the Board of Directors,

     (signed) "William E. Andrew"         (signed) "Murray R. Nunns"

     William E. Andrew                    Murray R. Nunns
     Chief Executive Officer and          President and Chief Operating
     Director                             Officer

     Calgary, Alberta
     November 10, 2008
     >>

     Outlook

     This outlook section is included to provide unitholders with information as to our expectations as at November 10, 2008 for production, funds flow and net capital expenditures for 2008 and readers are cautioned that the information may not be appropriate for any other purpose. This information constitutes forward-looking information. Readers should note the assumptions, risks and disclaimers under "Forward-Looking Statements".
     Oil prices reached record levels early in the third quarter of 2008 then declined subsequently as the turmoil in the credit markets led to concerns that world economic growth will slow and reduce global energy demand. Natural gas prices have trended similar to oil, also peaking in July and softening afterward. Partially offsetting the decline in energy prices was a significant decline in the Canadian dollar relative to the U.S. dollar. We believe that fundamentals for energy prices will recover in the next year to two years.
     Including the Canetic and Vault production from January 1, Penn West forecasts 2008 pro forma average production to be slightly below our previous guidance of 195,000 boe per day. Production losses from pipeline, regulatory and other temporary production shut-ins are forecast to exceed previous estimates.
     Based on a fourth quarter 2008 average forecast WTI oil price of US$65.00 per barrel, an average natural gas price at AECO of $6.80 per GJ and an average CAD/USD exchange rate of 1.21, our pro forma funds flow forecast for the 2008 calendar year, as at November 10, 2008, is approximately $2.6 billion
($6.86 per unit-basic). Exit 2008 total debt (including working capital and convertible debentures) to trailing pro forma EBITDA is forecast to be less than 1.5. Excluding corporate acquisitions, our forecast 2008 capital expenditures are unchanged at approximately $1.0 billion.
     Our prior forecast, released on August 7, 2008 with our second quarter
2008 results and filed on SEDAR at www.sedar.com, was also based on 2008 capital expenditures (excluding corporate acquisitions) of approximately $1.0 billion and pro forma production between 195,000 boe per day and 205,000 boe per day. At that time, we forecasted a 2008 average WTI oil price of US$118.43 per barrel, an AECO natural gas price of $8.43 per GJ and a CAD/USD exchange rate of par. Based on these assumptions, we forecasted funds flow between $2.8 billion and $3.0 billion ($7.40 to $7.90 per unit-basic).
     As we look to 2009, we are cautious on the outlook for energy prices in the short term and have developed a base capital budget of $800 million, which includes the drilling of approximately 210 net operated wells. This budget can be expediently reduced to $600 million or expanded to $1 billion depending on the outlook for energy prices as we move forward. The current market turmoil has led to significantly higher credit spreads, has limited recent lending activity and has increased the marginal borrowing cost of banks. If these conditions persist, we expect that raising debt capital would become more onerous and that our borrowing costs will increase.
     The advancement of Penn West's resource plays, enhanced oil recovery and oil sands projects is included at all potential budget levels. The capital program in the first quarter of 2009 is expected to be at least $200 million.
Due to the extreme volatility in financial markets and the effect of the resulting decline in industry activity levels on capital efficiencies and operating costs, Penn West believes that further 2009 guidance is not meaningful at this time.

     Financial Exposure to SemGroup, LP Creditor Protection Program

     On July 22, 2008, one of Penn West's minor oil marketing counterparties,
SemGroup LP ("SemGroup") entered creditor protection. Penn West sold oil to subsidiary companies of SemGroup in both Canada (SemCanada Crude) and the U.S.
(SemCrude LP). Deliveries in Canada subsequent to July 22, 2008 and in the
U.S. subsequent to August 1, 2008 are on a prepaid basis. In accordance with our credit policies, Penn West had requested and received a $20 million parental guarantee from SemGroup. After reviewing the facts and sequence of events in this case, Penn West management has concluded that these events could not have been detected earlier, by a standard credit risk program. Penn
West recorded a provision of $18 million in the quarter ending September 30,
2008 to write-off its entire receivable from SemGroup.

     Non-GAAP Measures Advisory

     The above information includes non-GAAP measures not defined under generally accepted accounting principles ("GAAP"), including funds flow, netback and payout ratio. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers. Funds flow is cash flow from operating activities before changes in non-cash working capital and asset retirement expenditures. Funds flow is used to assess the ability to fund distributions and planned capital programs. Netback or netbacks is a per-unit-of-production measure of operating margin used in capital allocation decisions. Operating margin is calculated as revenue less royalties and operating costs. Payout ratio represents distributions divided by funds flow and is used to assess the adequacy of funds flow to fund capital programs.

     <<
     Calculation of Funds Flow

                                     Three months ended     Nine months ended
                                           September 30          September 30
                                   -------------------------------------------
     (millions, except per
      unit amounts)                     2008       2007       2008       2007
     -------------------------------------------------------------------------
     Cash flow from operating
      activities                    $    616   $    316   $  1,654   $    930
     Increase in non-cash
      working capital                     30         12        340         17
     Asset retirement expenditures        16         18         53         36
     -------------------------------------------------------------------------
     Funds flow                     $    662   $    346   $  2,047   $    983
     -------------------------------------------------------------------------

     Basic per unit                 $   1.73   $   1.44   $   5.49   $   4.13
     Diluted per unit               $   1.71   $   1.43   $   5.41   $   4.09
     -------------------------------------------------------------------------
     >>

     Oil and Gas Information Advisory

     Barrels of oil equivalent (boe) are based on six mcf of natural gas equalling one barrel of oil (6:1). This could be misleading if used in isolation as it is based on an energy equivalency conversion method primarily applied at the burner tip and does not represent a value equivalency at the wellhead.

     Forward-Looking Statements

     Certain statements contained in this document constitute forward-looking statements or information (collectively "forward-looking statements") within the meaning of the "safe harbour" provisions of applicable securities legislation. Forward-looking statements are typically identified by words such as "anticipate", "continue", "estimate", "expect", "forecast", "may", "will",
"project", "could", "plan", "intend", "should", "believe", "outlook",
"potential", "target" and similar words suggesting future events or future performance. In addition, statements relating to "reserves" or "resources" are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the reserves and resources described exist in the quantities predicted or estimated and can be profitably produced in the future. In particular, this document contains forward-looking statements pertaining to, without limitation, the following:
the ability of Penn West to mitigate the potential adverse consequences to its financial position that could result from the ongoing turmoil in the credit and financial markets and the economy in general by, among other things, executing its strategic plan and exploiting its diverse asset base (see
"Financial Markets" and "Letter to Unitholders"); future distribution levels
(see "Distributions" and "Letter to Unitholders"); the ability of Penn West to fund its strategic and business plans for the foreseeable future using its credit facilities (see "Letter to Unitholders"); the nature of our business plan and strategic plan, our ability to execute such plans, and the potential benefits to be derived from the successful execution of such plans (see
"Letter to Unitholders"); our belief that certain of our capital expenditures have the potential to add significant production and reserves in the future
(see "Letter to Unitholders"); the disclosure contained under the heading
"Outlook" and "Letter to Unitholders", which sets forth management's expectations as to commodity prices, U.S./Canadian dollar exchange rates, production volumes, funds flow, exit 2008 total debt to trailing pro forma
EBITDA and net capital expenditures for the balance of 2008, the anticipated time horizon for the recovery of energy prices, our 2009 annual and first quarter capital expenditure budgets and the contents thereof, and the impact that the ongoing turmoil in the credit and financial markets could have on our ability to raise additional debt capital and our borrowing costs; and the extent of our exposure to losses as a result of SemGroup entering credit protection (see "Financial Exposure to SemGroup, L.P. Creditor Protection
Program").
     With respect to forward-looking statements contained in this document, we have made assumptions regarding, among other things: future oil and natural gas prices and differentials between light, medium and heavy oil prices;
future capital expenditure levels; future oil and natural gas production levels; future exchange rates; the amount of future cash distributions that we intend to pay; our ability to obtain equipment in a timely manner to carry out development activities; our ability to market our oil and natural gas successfully to current and new customers; the impact of increasing competition; our ability to obtain financing on acceptable terms; and our ability to maintain existing production levels and add production and reserves through our development and exploitation activities. In addition, many of the forward-looking statements contained in this document are located proximate to assumptions that are specific to those forward-looking statements, and such assumptions should be taken into account when reading such forward-looking statements: see in particular the assumptions identified under the headings
"Outlook" and "Distributions".

     Although Penn West believes that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur.
By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause Penn West's actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: the impact of weather conditions on seasonal demand and ability to execute capital programs; risks inherent in oil and natural gas operations;
uncertainties associated with estimating reserves and resources; competition for, among other things, capital, acquisitions of reserves, resources, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions; geological, technical, drilling and processing problems; general economic conditions in Canada, the U.S. and globally; industry conditions, including fluctuations in the price of oil and natural gas; royalties payable in respect of our oil and natural gas production; changes in government regulation of the oil and natural gas industry, including environmental regulation; fluctuations in foreign exchange or interest rates; unanticipated operating events that can reduce production or cause production to be shut-in or delayed; failure to obtain industry partner and other third-party consents and approvals when required; stock market volatility and market valuations;
OPEC's ability to control production and balance global supply and demand of crude oil at desired price levels; political uncertainty, including the risks of hostilities, in the petroleum producing regions of the world; the need to obtain required approvals from regulatory authorities from time to time;
failure to realize the anticipated benefits of acquisitions, including the acquisition of Vault Energy Trust, Canetic Resources Trust and Endev Energy
Inc.; changes in tax laws; changes in the Alberta royalty framework;
uncertainty of obtaining required approvals for acquisitions and mergers; and
the other factors described in Penn West's public filings (including our
Annual Information Form) available in Canada at www.sedar.com and in the
United States at www.sec.gov. Readers are cautioned that this list of risk factors should not be construed as exhaustive.
     The forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, Penn West does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

     <<
                            Penn West Energy Trust
                          Consolidated Balance Sheets

     (CAD millions, unaudited)         September 30, 2008   December 31, 2007
     -------------------------------------------------------------------------

     Assets
     Current
       Accounts receivable              $             565   $             277
       Future income taxes                             31                  45
       Other                                          105                  46
     -------------------------------------------------------------------------
                                                      701                 368
     -------------------------------------------------------------------------
     Property, plant and equipment                 12,545               7,413
     Goodwill                                       1,999                 652
     -------------------------------------------------------------------------
                                                   14,544               8,065
     -------------------------------------------------------------------------
                                        $          15,245   $           8,433
     -------------------------------------------------------------------------

     Liabilities and unitholders' equity
     Current
       Accounts payable and accrued
        liabilities                     $             622   $             359
       Distributions payable                          131                  82
       Risk management                                122                 148
       Convertible debentures                           7                   -
     -------------------------------------------------------------------------
                                                      882                 589
     Long-term debt                                 3,679               1,943
     Convertible debentures                           321                   -
     Risk management                                   18                   -
     Asset retirement obligations                     627                 413
     Future income taxes                            1,414                 918
     -------------------------------------------------------------------------
                                                    6,941               3,863
     -------------------------------------------------------------------------
     Unitholders' equity
     Unitholders' capital                           7,922               3,877
     Contributed surplus                               64                  35
     Retained earnings                                318                 658
     -------------------------------------------------------------------------
                                                    8,304               4,570
     -------------------------------------------------------------------------
                                        $          15,245   $           8,433
     -------------------------------------------------------------------------

                            Penn West Energy Trust
          Consolidated Statements of Operations and Retained Earnings

                                     Three months ended     Nine months ended
                                           September 30          September 30
                                   -------------------------------------------
     (CAD millions, except per
      unit amounts, unaudited)          2008       2007       2008       2007
     -------------------------------------------------------------------------

     Revenues
       Oil and natural gas          $  1,439   $    616   $  4,155   $  1,803
       Royalties                        (265)      (109)      (746)      (333)
     -------------------------------------------------------------------------
                                       1,174        507      3,409      1,470

     Risk management (loss) gain
       Realized                         (204)        12       (472)        15
       Unrealized                      1,109        (18)        79        (48)
     -------------------------------------------------------------------------
                                       2,079        501      3,016      1,437
     -------------------------------------------------------------------------

     Expenses
       Operating                         221        130        636        382
       Transportation                      9          6         26         18
       General and administrative         39         17        110         51
       Financing                          51         25        151         66
       Depletion, depreciation and
        accretion                        404        221      1,194        654
       Risk management loss
        - unrealized                       7         16          -         19
       Unrealized foreign exchange
        loss (gain)                       37        (33)        64        (37)
     -------------------------------------------------------------------------
                                         768        382      2,181      1,153
     -------------------------------------------------------------------------
     Income before taxes               1,311        119        835        284
     -------------------------------------------------------------------------

     Taxes
       Future income tax expense
        (reduction)                      249        (19)        18        236
     -------------------------------------------------------------------------
                                         249        (19)        18        236
     -------------------------------------------------------------------------

     Net income and comprehensive
      income                        $  1,062   $    138   $    817   $     48

     Retained earnings (deficit),
      beginning of period           $   (353)  $    885   $    658   $  1,460
       Distributions declared           (391)      (245)    (1,157)      (730)
     -------------------------------------------------------------------------
     Retained earnings, end
      of period                     $    318   $    778   $    318   $    778
     -------------------------------------------------------------------------

     Net income per unit
       Basic                        $   2.78   $   0.57   $   2.19   $   0.20
       Diluted                      $   2.73   $   0.57   $   2.17   $   0.20
     Weighted average units
      outstanding (millions)
       Basic                           381.5      240.5      372.5      238.6
       Diluted                         389.9      242.6      380.1      240.9
     -------------------------------------------------------------------------

                            Penn West Energy Trust
                     Consolidated Statements of Cash Flows

                                     Three months ended     Nine months ended
                                           September 30          September 30
                                   -------------------------------------------
     (CAD millions, unaudited)          2008       2007       2008       2007
     -------------------------------------------------------------------------

     Operating activities
       Net income                   $  1,062   $    138   $    817   $     48
       Depletion, depreciation
        and accretion                    404        221      1,194        654
       Future income tax expense
        (reduction)                      249        (19)        18        236
       Unit-based compensation            12          5         33         15
       Risk management (gain) loss    (1,102)        34        (79)        67
       Unrealized foreign exchange
        loss (gain)                       37        (33)        64        (37)
       Asset retirement expenditures     (16)       (18)       (53)       (36)
       Change in non-cash working
        capital                          (30)       (12)      (340)       (17)
     -------------------------------------------------------------------------
                                         616        316      1,654        930
     -------------------------------------------------------------------------

     Investing activities
       Acquisition of property,
        plant and equipment                -        (64)       (17)      (480)
       Disposition of property,
        plant and equipment                6          9         11         57
       Additions to property, plant
        and equipment                   (238)      (175)      (751)      (507)
       Canetic, Vault and Endev
        acquisition costs                 (1)         -        (29)         -
       Change in non-cash working
        capital                           31         76          4         40
     -------------------------------------------------------------------------
                                        (202)      (154)      (782)      (890)
     -------------------------------------------------------------------------

     Financing activities
       Proceeds from issuance of
        notes                            114          -        619        509
       Redemption/maturity of
        convertible debentures            (5)         -        (29)         -
       Repayment of Canetic, Vault
        and Endev facilities             (43)         -     (1,600)         -
       (Decrease) Increase in
        bank loan                       (155)        34      1,053         67
       Issue of equity                    12          8         49         26
       Distributions paid               (337)      (204)      (964)      (642)
     -------------------------------------------------------------------------
                                        (414)      (162)      (872)       (40)
     -------------------------------------------------------------------------

     Change in cash                        -          -          -          -
     Cash, beginning of period             -          -          -          -
     -------------------------------------------------------------------------
     Cash, end of period            $      -   $      -   $      -   $      -
     -------------------------------------------------------------------------

     Interest paid                  $     35   $     22   $    127   $     60
     Income taxes paid              $      -   $      -   $      6   $      5
     -------------------------------------------------------------------------

                             Investor Information
     -------------------------------------------------------------------------
     >>

     Penn West trust units and debentures are listed on the Toronto Stock
Exchange under the symbols PWT.UN, PWT.DB.B, PWT.DB.C, PWT.DB.D, PWT.DB.E and
PWT.DB.F and Penn West trust units are listed on the New York Stock Exchange under the symbol PWE.

     A conference call will be held to discuss Penn West's results at 1:00
p.m. Mountain Standard Time, 3:00 p.m. Eastern Standard Time, on November 12,
2008. The North American conference call number is 800-594-3615 toll-free or
416-644-3420 in the Toronto area. A taped recording will be available until
November 19, 2008 by dialing 877-289-8525 or 416-640-1917 and entering pass code 21285860 followed by the pound sign. This call will be broadcast live on the Internet and may be accessed directly on the Penn West website at
www.pennwest.com or at the following URL:
http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID(equal sign)2440680

     Penn West expects to file its Management's Discussion and Analysis and unaudited interim consolidated financial statements on SEDAR and EDGAR shortly.

     %SEDAR: 00022266E          %CIK: 0001334388

     /For further information: PENN WEST ENERGY TRUST, Suite 200, 207 - Ninth
Avenue S.W., Calgary, Alberta, T2P 1K3, Phone: (403) 777-2500, Fax: (403)
777-2699, Toll Free: 1-866-693-2707, Website: www.pennwest.com; Investor
Relations: Toll Free: 1-888-770-2633, E-mail: investor_relations(at)pennwest.com;
William Andrew, CEO, Phone: (403) 777-2502, E-mail: bill.andrew(at)pennwest.com;
Jason Fleury, Manager, Investor Relations, Phone: (403) 539-6343, E-mail:
jason.fleury(at)pennwest.com/
     (PWT.UN. PWT.DB.F. PWT.DB.A. PWT.DB.C. PWT.DB.B. PWT.DB.D. PWT.DB.E. PWE)

CO:  Penn West Energy Trust

CNW 22:30e 11-NOV-08